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                                                                       EXHIBIT 8

                                January 8, 1996



Canton Bancshares, Inc.
2 North Main Street
Canton, Illinois  61520


Gentlemen:

     You have requested our opinion regarding certain federal income tax consequences of the proposed merger (the "Merger") of a wholly-owned subsidiary of Norwest Corporation ("Merger Co.") with and into Canton Bancshares, Inc. ("Canton").

                                     FACTS

     Norwest Corporation ("Norwest") is a diversified financial services company which was organized under the laws of Delaware in 1929 and is registered under the Bank Holding Company Act of 1956, as amended. Norwest is the parent corporation of Merger Co., an Illinois corporation, as well as other subsidiaries through which Norwest engages in the banking and banking-related business. Norwest does not directly engage in the banking and banking-related business but instead does so indirectly as the holding company for Merger Co. and Norwest's other subsidiaries.

     Canton is a bank holding company organized under the laws of Illinois. Canton holds one hundred percent (100%) of the issued and outstanding capital stock of Canton State Bank, a full service commercial bank chartered under the laws of Illinois.

     The terms of the proposed Merger are contained in the Agreement and Plan of Reorganization, dated as of July 25, 1995, by and among Canton and Norwest (the "Merger Agreement") and the Agreement and Plan of Merger attached thereto (the "Reorganization Agreement").

     The Merger Agreement and Reorganization Agreement are collectively referred to as the "Agreements." Terms not otherwise defined in this letter shall have the meanings assigned to them in the Merger Agreement.
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     You have directed us to assume in preparing this opinion that (1) the
Merger will be consummated in accordance with the terms, conditions and other provisions of the Agreements, and (2) all of the factual information, descriptions, representations and assumptions set forth in this letter, in the Agreements, in the affiliate letters and representation letters from Canton shareholders (the "Shareholder Letters"), in the representation letter from Norwest (the "Norwest Letter") and in the Proxy Statement/Prospectus dated on or about January 10, 1996, and mailed to Canton shareholders in connection with the special meeting of shareholders to approve the Merger, are accurate and complete and will be accurate and complete at the time the Merger becomes effective (the "Effective Date"). We have not independently verified any factual matters relating to the Merger with or apart from our preparation of this opinion and, accordingly, our opinion does not take into account any matters not set forth herein which might have been disclosed by independent verification.

     The Agreements provide that Merger Co. will be merged with and into Canton in accordance with the applicable provisions of Illinois laws. The Merger must be approved as required by law by the Canton shareholders at a special meeting to be held on February 12, 1996 ("Canton Special Meeting"). Any stockholder of Canton entitled to vote on approval of the Merger has the right to receive the fair value of his or her shares of Canton Common Stock upon compliance with section 11.70 of the Illinois Business Corporation Act.

     On the Effective Date, Merger Co. will merge into Canton pursuant to the laws of Illinois, with Canton as the surviving corporation. Thus, on the Effective Date, all assets and liabilities of Merger Co. will be transferred by operation of law to Canton and the separate corporate existence of Merger Co. will cease. Also, on the Effective Date, the outstanding shares of Canton Common Stock (other than shares to which statutory dissenters' rights have been exercised and not forfeited) will be converted into a number of shares of Norwest Common Stock determined in accordance with the provisions of the Reorganization Agreement. Each outstanding share of common stock of Canton ("Canton Common Stock") will be converted into shares of common stock, par value $1 2/3 per share, of Norwest ("Norwest Common Stock"), determined by dividing the "Adjusted Norwest Shares" by the number of shares of Canton Common Stock then outstanding.

     The "Adjusted Norwest Shares" will be the number of shares of Norwest Common Stock calculated by dividing the sum of $9,400,000 less an escrow amount of $250,000 (the "Escrow Amount") by the "Norwest Measurement Price". The Norwest Measurement Price will be equal to the average of the closing prices of a share of Norwest Common Stock as reported on the consolidated tape of the New York Stock Exchange during the period of 20 trading days ending on the day immediately preceding the Canton Special Meeting.
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     Also upon the consummation of the Merger, that number of shares of Norwest
Common Stock equal to the Escrow Amount divided by the Norwest Measurement Price (the "Escrowed Shares") will be deposited into escrow pursuant to the terms of an Escrow Agreement (the "Escrow Agreement") among Canton, Norwest, and Norwest Bank Minnesota, National Association, as escrow agent to be entered into in connection with the Merger. The Escrowed Shares will be held in escrow and distributed to Canton Shareholders and Norwest as provided in the Escrow Agreement.

     No fractional shares of Norwest Common Stock will be issued in the Merger. Each holder of Canton Common Stock who otherwise would be entitled to receive a fraction of a share of Norwest Common Stock will receive, instead, cash equal to such fraction multiplied by the average of the closing prices of a share of Norwest Common Stock on the New York Stock Exchange for the five trading days immediately preceding the Effective Date of the Merger. Except for cash paid to dissenters and cash exchanged in lieu of issuing fractional shares of Norwest Common Stock, no cash will be exchanged for shares of Canton Common Stock or shares of Norwest Common Stock pursuant to the Merger.

Furthermore, no options to purchase Canton Common Stock and no securities or other instruments convertible into Canton Common Stock will be outstanding on the Effective Date.

     We have also relied with your permission on the following additional representations and/or assumptions:

     1. The Merger will be a statutory merger in accordance with the applicable provisions of Illinois law.

     2. The fair market value of the Norwest Common Stock and other consideration received by each Canton shareholder will be approximately equal to the fair market value of the Canton Common Stock surrendered in the exchange.

     3. There is no plan or intention by the shareholders of Canton who own one percent (1%) or more of the Canton Common Stock, and to the best of the knowledge of the management of Canton, there is no plan or intention on the part of the remaining shareholders of Canton to sell, exchange, or otherwise dispose of a number of shares of Norwest Common Stock received in the Merger that would reduce the Canton shareholders' ownership of the Norwest Common Stock to a number of shares having an aggregate value, as of the Effective Date, of less than fifty percent (50%) of the value of all of the formerly outstanding Canton Common Stock as of the same date. For purposes of this paragraph, shares of Canton Common Stock exchanged for cash or other property, surrendered by dissenters, or exchanged for cash in lieu of fractional shares of Norwest Common Stock will be treated as outstanding Canton Common Stock on the Effective
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Date. Moreover, shares of Canton Common Stock and shares of Norwest Common Stock held by Canton shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Merger are taken into account for purposes of the calculations described in this paragraph.

     4. Norwest has no plan or intention to reacquire any of the Norwest Common Stock to be issued in the Merger; however, Norwest has authorized and is engaged in the repurchase from time to time of shares of its common stock on the open market.

     5. Norwest has no plan or intention to liquidate Canton; to merge Canton with or into another corporation; to sell or otherwise dispose of the stock of Canton except for transfers of stock to corporations controlled by Norwest; or to cause Canton to sell or otherwise dispose of any of its assets or of any of the assets acquired from Merger Co., except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by Canton, or other dispositions which would not violate the "substantially all" test described in paragraph 17 below.

     6. Merger Co. will have no liabilities assumed by Canton and will not transfer to Canton any assets subject to liabilities in the Merger.

     7. Following the Merger, Canton will continue its historic business or will use a significant portion of its historic business assets in a business.

     8. Norwest, Merger Co., Canton and the shareholders of Canton will pay their respective expenses, if any, incurred in connection with the Merger.

     9. There is no intercorporate indebtedness existing between Norwest and Canton or between Merger Co. and Canton that was issued, acquired or will be settled at a discount.

     10.  No two parties to the Merger are investment companies as defined in section 368(a)(2)(F)(iii) and (iv) of the Internal Revenue Code.

     11. Canton is not under the jurisdiction of a court in a title 11 or similar case within the meaning of section 368(a)(3)(A) of the Internal Revenue Code.

     12. On the Effective Date, the fair market value of the assets of Canton will exceed the sum its liabilities plus the amount of liabilities, if any, to which the assets are subject.

     13. Except as described in the Proxy Statement/Prospectus, no dividends or distributions, other than regular or normal dividends or distributions, will be made with respect to
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any Canton stock prior to the Merger. After the Merger, no dividends or distributions will be made to the former Canton shareholders by Norwest, other than regular or normal dividend distributions made with regard to all shares of Norwest Common Stock.

     14. None of the compensation received by any shareholder-employees of Canton will be separate consideration for, or allocable to, any of their shares of Canton Common Stock. The compensation paid to any shareholder-employees of Canton will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services. None of the Norwest Common Stock received by any shareholder-employee of Canton will be in exchange for, or in consideration of, services rendered to Norwest, Canton or any other entity by such shareholder-employee.

     15. The payment of cash in lieu of fractional shares of Norwest Common Stock is solely for the purpose of avoiding the expense and inconvenience to Norwest of issuing fractional shares and does not represent separately bargained-for consideration.

     16. The Merger is being effected for bona fide business reasons as described in the Proxy Statement/Prospectus.

     17. Following the transaction, Canton will hold at least ninety percent (90%) of the fair market value of its net assets and at least seventy percent (70%) of the fair market value of its gross assets and at least ninety percent (90%) of the fair market value of Merger Co.'s net assets and at least seventy percent (70%) of the fair market value of Merger Co.'s gross assets held immediately prior to the transaction. For purposes of this paragraph, amounts paid by Canton or Merger Co. to dissenters, amounts paid by Canton or Merger Co. to shareholders who receive cash or other property, amounts used by Canton or Merger Co. to pay the Merger expenses, and all redemptions and distributions (except for regular, normal dividends) made by Canton will be included as assets of Canton or Merger Co., respectively, immediately prior to the transaction.

     18. Prior to the Merger, Norwest will be in control of Merger Co. within the meaning of section 368(c) of the Internal
Revenue Code.

     19. Canton has no plan or intention to issue additional shares of stock that would result in Norwest losing control of Canton within the meaning of section 368(c) of the Internal Revenue Code.
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     20.  Norwest does not own, nor has it owned during the past five (5) years, any shares of the stock of Canton, except potentially shares it may have owned in a fiduciary capacity and in which it held no beneficial interest.

     21. In the Merger, shares of Canton stock representing control of Canton, as defined in section 368(c) of the Internal Revenue Code, will be exchanged solely for voting stock of Norwest. For purposes of this paragraph, shares of Canton stock exchanged for cash or other property originating with Norwest will be treated as outstanding Canton stock on the Effective Date of the Merger.

     22. At the time of the Merger, Canton will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Canton that, if exercised or converted, would affect Norwest's control of Canton, as defined in section 368(c) of the Internal Revenue Code.


                                    OPINION

     Assuming that the Merger is consummated in accordance with the terms and conditions set forth in the Agreements and based on the facts set forth in the Proxy Statement/Prospectus, the Shareholder Letters, the Norwest Letter, and this letter (including all assumptions and representations), it is our opinion that for federal income tax purposes:

     1.   The Merger will constitute a "reorganization" within the meaning of section 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code.

     2. Canton stockholders will recognize no gain or loss upon the receipt of the Norwest Common Stock in exchange for their Canton Common Stock. Internal Revenue Code section 354(a)(1).

     3. The basis of the Norwest Common Stock to be received by the Canton shareholders will be the same as the basis of the Canton Common Stock surrendered in exchange therefor. Internal Revenue Code section 358(a)(1).
Under the IRS' position for ruling purposes, prior to the distribution of the Escrowed Shares the aggregate basis of the Canton Common Stock surrendered by a Canton stockholder would need to be allocated to the maximum number of shares of Norwest Common Stock that could be received by such stockholder in the Merger (including the Escrowed Shares). Rev. Proc. 77-37, 1977-2 C.B. 568, (S)3.03. However, there are no case law authorities directly supporting the IRS' ruling position. Therefore, any Canton stockholder who sells any Norwest Common Stock prior to the distribution of the Escrowed
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Shares from the escrow account should consult his tax advisor regarding the appropriate basis to be used for purposes of calculating gain or loss on the sale of the Norwest Common Stock.

     4. The holding period of the shares of Norwest Common Stock received by the shareholders of Canton will include the holding period of the Canton Common Stock surrendered in exchange therefor, provided that such stock was held as a capital asset in the hands of the Canton shareholders on the Effective Date of the Merger. Internal Revenue Code section 1223(1).

     5. Where a Canton Shareholder receives cash by exercising statutory dissenter's rights, the cash will be treated as having been received by such shareholder as a distribution in redemption of his Canton Stock, subject to the provisions and limitations of section 302 of the Internal Revenue Code.

     6. Payment of cash in lieu of fractional share interests of Norwest Stock will be treated as if the fractional shares were distributed as part of the exchange and then were redeemed by Norwest. These cash payments will be treated as having been received as distributions in redemption of the Norwest Stock, subject to the provisions and limitations of section 302(a) of the Internal Revenue Code.

     Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion, and you must judge whether the matters addressed herein are sufficient for your purposes. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States.

     Our opinion is based on the understanding that the relevant facts are, and will be on the Effective Date, as set forth in this letter. If this understanding is incorrect or incomplete in any respect, our opinion could be affected. Our opinion is also based on the Internal Revenue Code, Treasury Regulations, case law, and Internal Revenue Service rulings as they now exist. These authorities are all subject to change and such change may be made with retroactive effect. We can give no assurance that after any such change, our opinion would not be different.

     We undertake no responsibility to update or supplement our opinion. Only Canton and the Canton shareholders may rely on this opinion, and only with respect to the proposed Merger described herein.

     We consent to the summarization of our federal tax opinion in the registration statement of Norwest Corporation on Form S-4 and to the references to our firm under the headings of the registration statement entitled "SUMMARY-Certain Federal Income Tax Considerations" and "THE MERGER-Certain Federal Income Tax Considerations." We also consent to the inclusions of such opinion as an exhibit to the registration statement.

                                 Very truly yours,

                                 HUSCH & EPPENBERGER


                              /s/ Charles H. Young
                         By:  _________________________